UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BARK, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68622E 104

(CUSIP Number)

Northern Star Sponsor LLC

c/o Graubard Miller

405 Lexington Avenue, 44th Floor

New York, NY 10174

(212)818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Northern Star Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,053,838 (1) (2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,053,838 (1) (2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,053,838 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares held by Mr. Ledecky in his individual capacity and shares held by Ironbound Partners Fund, LLC. Mr. Ledecky is the Managing Member of Ironbound Partners Fund, LLC. Notwithstanding his dispositive and voting control over such shares, Mr. Ledecky disclaims beneficial ownership of the shares of Issuer common stock held by Ironbound Partners Fund, LLC, except to the extent of his pecuniary interest therein.

(2)	Represents 9,053,838 shares of Issuer’s common stock, including 4,558,000 shares of Issuer common stock issuable upon exercise of warrants which are currently exercisable.

(3)	Based on 178,346,929 shares of the Issuer’s common stock outstanding as of May 29, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on June 1, 2023.

SCHEDULE 13D

This Amendment No. 1, filed jointly with the Securities and Exchange Commission (“SEC”) by Northern Star Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Jonathan J. Ledecky (collectively, the “Reporting Persons”) amends the Schedule 13D (the “Existing Schedule 13D”) initially filed jointly with the SEC by the Sponsor, Mr. Ledecky and Joanna Coles (collectively, the “Former Reporting Persons”) on June 14, 2021 with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Bark, Inc. (formerly The Original BARK Company) (the “Issuer”) (as hereby amended, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 178,346,929 shares of Common Stock outstanding as of May 29, 2023 as reported by the Issuer in its Annual Report on Form 10-K, as filed with the SEC June 1, 2023.

Item 5. Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 178,346,929 shares of Common Stock outstanding as of May 29, 2023) are as follows:

Northern Star Sponsor LLC

a)	Amount beneficially owned: 0	Percentage: 0%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	0

Jonathan J. Ledecky

a)	Amount beneficially owned: 9,053,838	Percentage: 4.95%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	9,053,838
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	9,053,838
iv.	Shared power to dispose or to direct the disposition of:	0

Jonathan J. Ledecky, a former director of the Issuer and the Issuer’s former Chief Operating Officer, Managing Member of the Sponsor and Managing Member of Ironbound Partners Fund, LLC, has sole voting and dispositive power of the securities held by Ironbound Partners Fund, LLC. Notwithstanding his dispositive and voting control over such securities, Mr. Ledecky disclaims beneficial ownership of the securities of the Issuer held by Ironbound Partners Fund, LLC, except to the extent of his pecuniary interest therein.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 5(e) of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on May 12, 2023 upon distribution by Sponsor of all of Issuer securities held on such date to its members or their designees.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTHERN STAR SPONSOR LLC

Dated: June 7, 2023	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Managing Member

Dated: June 7, 2023	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

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